Qualcomm Incorporated
5775 Morehouse Drive
San Diego, CA 92121
www.qualcomm.com

April 18, 2018

Robert Littlepage
Accounting Branch Chief
Division of Corporation Finance
Office of Telecommunications
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Qualcomm Incorporated
Form 10-K for Fiscal Year Ended September 24, 2017 Filed November 1, 2017
Form 10-Q for Fiscal Quarter Ended December 24, 2017 Filed January 31, 2018
File No. 000-19528

Dear Mr. Littlepage:

Qualcomm Incorporated (“Qualcomm” or the “Company”) hereby responds to the comment letter dated April 2, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filings. To assist your review, we have set forth below the Staff’s comment (in bold) followed by Qualcomm’s response.

Form 10-Q for Fiscal Quarter Ended December 24, 2017

Condensed Consolidated Financial Statements
Note 6. Commitments and Contingencies, page 15

1.
During fiscal 2017 and the first quarter of fiscal 2018, you recognized approximately $2.9 billion in other expenses for fines assessed by the KFTC, TFTC and EU related to certain aspects of your business practices. In each case, the disclosures provided in your interim or annual reports immediately preceding the assessment of the fine indicated that any possible losses associated with the matter were not reasonably estimable and thus, no range of loss was disclosed. Beginning on page 15, you disclose several other outstanding legal and regulatory proceedings but indicate on page 22 that you are unable to reasonably estimate any possible range of loss for these other matters.

Please refer to ASC 450-20-50 and for each material matter (other than those where fines have been assessed by the KFTC, TFTC and EU), please supplementally:

•	Explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and

•	Describe the specific factors that are causing the inability to estimate and when you expect those factors to be alleviated.

Mr. Littlepage
RE: Qualcomm Incorporated
April 18, 2018

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:

Quarterly Procedures
The Company advises the Staff that on a quarterly basis, in connection with its quarterly procedures to prepare its earnings release and Quarterly Report on Form 10-Q or Annual Report on Form 10-K, the Company undertakes a multi-step assessment of pending and threatened legal (including litigation and regulatory) matters to assess the potential outcomes of these matters, the probability of loss, an estimate of a reasonably possible range of losses, and any disclosure requirements under ASC Topic 450 (Contingencies).

Attorneys in the Company’s Legal department are responsible for identifying and managing legal matters affecting the Company. Based on the facts available at the time, including the progress of the matter and any knowledge of outcomes of previous similar proceedings, internal counsel identifies and assesses the potential outcomes of those matters, the likelihood of such potential outcomes occurring and a reasonably possible range of losses associated with those potential outcomes that should be considered in establishing an accrual or making a disclosure. When appropriate, internal counsel seeks input from external counsel to assist with this assessment.

In connection with the quarter end, members of the Company’s Accounting department meet with members of the Company’s Legal department, including but not limited to representatives from its Litigation, Employment, Corporate, and Securities groups, and other Company representatives, including members of the Office of the Chief Compliance Officer, to discuss the status of pending and threatened legal matters. At this meeting, the Legal department updates the other participants on the status of each matter, including any material developments since the last meeting and any material developments that are anticipated to occur prior to the filing of the Form 10-Q or Form 10-K, future milestones and possible plaintiff or Company actions, among others.

If at this point it is determined that a loss is probable or reasonably possible, the specific facts of the legal matter are discussed, focusing on the probability of a loss and whether the facts are sufficient at that time to establish a reasonable estimate of a loss or range of loss. In making its assessment, the Company considers the factors described in ASC 450-20-55-12, as well as the following factors, among others: the counter- and/or cross-claims included in the matter or claim; the nature of the remedies available including, among others, monetary damages or fines or other orders to pay money and, if applicable, the extent of the counterparty’s historical application of such available remedies; whether damages are sought and if so, whether such damages are unsupported and/or exaggerated; whether there are significant factual issues to be resolved; and the consideration of any alternative dispute resolution efforts made to date and/or that may be made in the future. Any pending legal matters that may have significant milestones after the meeting and prior to the release of the Form 10-Q or Form 10-K are monitored closely by the Legal department and communicated to the Accounting department.

In addition, the Company holds quarterly Disclosure Compliance Review Committee meetings that include senior members of the Legal, Accounting and Finance departments, as well as other representatives of the Company, to review material legal matters and the related disclosures in the Form 10-Q or Form 10-K, among other items and disclosure matters.

The Company also holds a quarterly Certification meeting that includes Executive Management, including the CEO, CFO and General Counsel, members of the Accounting, Finance and Legal departments and other Company representatives at which material legal matters are discussed, followed by a review of the disclosures included in the Form 10-Q or Form 10-K, among other items and disclosure matters.

Finally, the Audit Committee of the Company’s Board of Directors meets, prior to the earnings release and Form 10-

Mr. Littlepage
RE: Qualcomm Incorporated
April 18, 2018

Q or Form 10-K filing, with Executive Management, senior members of the Accounting, Finance and Legal departments and other Company representatives, and material legal matters are discussed.

Assessment of Legal Matters included in Note 6
Based on the facts known to the Company as of the date of the filing of the Form 10-Q for the quarter ended December 24, 2017 (the “Q1FY18 Form 10-Q”), the Company was unable to estimate a range of reasonably possible losses for the outstanding legal matters disclosed in Note 6 in that filing. Accordingly, the Company made disclosures consistent with the requirements in ASC 450-20-50-3 and 50-4, including a statement that an estimate cannot be made. The Company is unable to determine when it will be able to estimate a range of reasonably possible losses for the below matters. However, it will continue to perform the procedures detailed above (which includes an assessment of any material developments that may impact our ability to estimate), and disclose its estimates of a range of reasonably possible losses if and when it is able to make such estimates.

The following summarizes the Company’s assessment, as of the date of filing of the Q1FY18 Form 10-Q, for matters for which a loss was not recorded and in which the Company is the named defendant or the subject to an investigation or complaint.

3226701 Canada, Inc. v. Qualcomm Incorporated et al. This securities class action case is in its early stages. Plaintiffs have filed first and second amended complaints, without specified damages. The Company filed motions to dismiss each of those complaints, each of which was granted by the court. The plaintiffs have filed an appeal, which is pending. There has been no discovery. As such, any estimate of potential outcomes or a reasonably possible range of losses would be speculative and arbitrary.

Consolidated Securities Class Action Lawsuit. This case is in its early stages. Plaintiffs have filed a complaint, without specified damages, and the Company has filed a motion to dismiss, which is pending. There has been no discovery. As such, any estimate of potential outcomes or a reasonably possible range of losses would be speculative and arbitrary.

Consumer Class Action Lawsuit. This case is in its early stages. Plaintiffs have filed a complaint, without specified damages. The Company filed a motion to dismiss the complaint, which the court denied in part, and granted to the extent that certain claims sought damages under the Sherman Antitrust Act. The case is now in the discovery stage. A class has not yet been certified, so the number and identity of the potential plaintiffs is not yet known. As such, any estimate of potential outcomes or a reasonably possible range of losses would be speculative and arbitrary.

Canadian Consumer Class Action Lawsuits. This case is in its early stages. Plaintiffs have filed complaints, without specified damages. The Company has not yet filed answers to the complaints. There has been no discovery. The courts have yet to hold any hearings. As such, any estimate of potential outcomes or a reasonably possible range of losses would be speculative and arbitrary.

ParkerVision, Inc. v. Qualcomm Incorporated. In each of the two ParkerVision cases, the court stayed the proceeding pending resolution of a complaint filed by plaintiff with the United States International Trade Commission (ITC). Plaintiff later dropped its ITC complaint. In the first case, the court again stayed the proceeding pending plaintiff’s appeal of a decision by the United States Patent and Trademark Office to invalidate certain claims of one of plaintiff’s patents that are the subject of its complaint. In the second case, the court proceeding is in its early stages, i.e., only briefing for claim construction is complete, no discovery into Plaintiff’s theory of alleged damages has occurred and no hearings have been scheduled. As such, any estimate of potential outcomes or a reasonably possible range of losses would be speculative and arbitrary.

Apple Inc. v. Qualcomm Incorporated. There are multiple cases under this caption, all in the early

Mr. Littlepage
RE: Qualcomm Incorporated
April 18, 2018

stages. In some cases, monetary damages are not being sought (but rather, for example, declaratory judgments or injunctive relief), in other cases damages are unspecified and in others the Company has identified the damages sought in its Form 10-Q or Form 10-K filings. In addition, there are significant factual and legal issues to be resolved. As such, any estimate of potential outcomes or a reasonably possible range of losses, beyond what has already been disclosed, would be speculative and arbitrary.

Icera Complaint to the European Commission (EC). The Company has disclosed that possible remedies include the imposition of a fine. However, the Company does not have any information to form a judgment as to whether a fine will be imposed, and if so, the amount of any such fine. In addition, the facts in this matter are unique and not comparable to other matters in which the Company has been involved or of which the Company is otherwise aware. As such, any estimate of potential outcomes or a reasonably possible range of losses would be speculative and arbitrary.

United States Federal Trade Commission (FTC) v. Qualcomm Incorporated; Japan Fair Trade Commission (JFTC) Complaint. Fines or other monetary remedies are not available in the JFTC matter. Fines are also not available in the FTC matter, and the Company does not believe that other monetary remedies are likely in that matter. The Company will clarify these points in its Form 10-Q for the quarter ended March 25, 2018, which the Company plans to file on April 25, 2018.

The Company confirms that it is responsible for the accuracy and adequacy of the Company’s disclosures. The Company also undertakes to manage and monitor each outstanding legal matter and to reassess its ability to develop estimates for purposes of disclosure, including determining potential outcomes, which potential outcomes are reasonably possible and what a reasonably possible range of losses would be for those reasonably possible outcomes, with respect to each matter as that matter progresses, and prior to any filing addressing those matters.

Respectfully submitted,

/s/ George S. Davis
_______________________________________
George S. Davis
Executive Vice President and Chief Financial Officer
Qualcomm Incorporated